SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

ACTIVISION BLIZZARD, INC.

(Name of Issuer)

COMMON STOCK, $0.000001 PAR VALUE

(Title of Class of Securities)

00507V109

(CUSIP Number)

ASAC II LP

c/o Northern Trust Private Equity Administration

Department 2008

801 South Canal

Chicago, Illinois 60607

(312) 557-5687

With a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507V109	Page 2 of 12 pages

1.	NAME OF REPORTING PERSON ASAC II LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3.	SEC Use Only
4.	SOURCE OF FUNDS WC, BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 171,968,042
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 171,968,042
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,968,042
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7% (1)
14.	TYPE OF REPORTING PERSON PN

(1)	Based on 695,432,548 shares of Common Stock outstanding.

CUSIP No. 00507V109	Page 3 of 12 pages

1.	NAME OF REPORTING PERSON ASAC II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 171,968,042
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 171,968,042
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,968,042
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	Based on 695,432,548 shares of Common Stock outstanding.

CUSIP No. 00507V109	Page 4 of 12 pages

1.	NAME OF REPORTING PERSON Robert A. Kotick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3.	SEC Use Only
4.	SOURCE OF FUNDS SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 6,161,527 (1)
	8.	SHARED VOTING POWER 171,968,042 (2)
	9.	SOLE DISPOSITIVE POWER 6,161,527 (1)
	10.	SHARED DISPOSITIVE POWER 171,968,042 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,129,569
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Of these shares of Common Stock, 1,048,431 shares, 68,700 shares represented by restricted share units scheduled to vest within 60 days and 3,962,998 options to purchase shares are held by 10122B Trust, of which Mr. Kotick is the trustee, 1,076,598 shares may be deemed to be beneficially owned by Mr. Kotick as controlling person of 1011 Foundation, Inc., as to which Mr. Kotick disclaims beneficial ownership, and 4,800 shares may be deemed to be beneficially owned by Mr. Kotick solely in his capacity as custodian of a UTMA account for the benefit of Mr. Kotick’s minor relative, as to which Mr. Kotick disclaims beneficial ownership.

(2)	These shares may be deemed to be beneficially owned by Mr. Kotick solely in his capacity as one of two controlling persons of ASAC II LLC.

(3)	Based on 699,464,246 shares of Common Stock outstanding, which includes 695,432,548 shares of Common Stock outstanding, 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 68,700 shares represented by restricted share units scheduled to vest within 60 days held by 10122B Trust.

CUSIP No. 00507V109	Page 5 of 12 pages

1.	NAME OF REPORTING PERSON Brian G. Kelly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3.	SEC Use Only
4.	SOURCE OF FUNDS SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 2,899,531 (1)
	8.	SHARED VOTING POWER 171,968,042 (2)
	9.	SOLE DISPOSITIVE POWER 2,899,531 (1)
	10.	SHARED DISPOSITIVE POWER 171,968,042 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,867,573
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% (3)
14.	TYPE OF REPORTING PERSON IN

(1)	Of these shares of Common Stock, 472,865 shares are held in the Kelly Family 2006 Irrevocable Trust, of which Mr. Kelly is trustee, 226,588 shares and 35,370 restricted stock units scheduled to vest within 60 days are held by Brian G. Kelly 2012 Annuity Trust, of which Mr. Kelly is grantor, 666,884 shares are held by Brian & Joelle Kelly Family Foundation, of which Mr. Kelly is trustee and as to which Mr. Kelly disclaims beneficial ownership, 860,291 shares and 14,181 options to purchase shares of Common Stock are held in the 45121I Trust, of which Mr. Kelly is the trustee and as to which Mr. Kelly disclaims beneficial ownership, 9,600 shares are held in UTMA accounts for the benefit of Mr. Kotick’s minor children, of which Mr. Kelly is custodian and as to which Mr. Kelly disclaims beneficial ownership, and 350,754 shares and 262,998 options to purchase shares of Common Stock are held directly by Mr. Kelly.

(2)	These shares may be deemed to be beneficially owned by Mr. Kelly solely in his capacity as one of two controlling persons of ASAC II LLC.

(3)	Based on 695,745,097 shares of Common Stock outstanding, which includes 695,432,548 shares of Common Stock outstanding, 35,370 shares of Common Stock represented by restricted share units held by the Brian G. Kelly 2012 Annuity Trust scheduled to vest within 60 days, 14,181 shares of Common Stock represented by options held by 45121I Trust and 262,998 shares of Common Stock represented by options held by Mr. Kelly.

Page 6 of 12 pages

This Amendment No. 1 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on October 21, 2013. Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is hereby amended by amending and restating the second paragraph as follows:

ASAC used equity investments from its partners of $1.623 billion and debt financing of $643 million to purchase the Shares. On October 11, 2013, ASAC entered into (i) a loan agreement with JPMorgan Chase Bank, N.A., London Branch and the several lenders from time to time a party thereto and (ii) a loan agreement with Merrill Lynch International, Merrill Lynch Professional Clearing Corp. and the several lenders from time to time a party thereto to secure debt financing, in the amounts of $429 million and $214 million, respectively. The loan agreements are incorporated as Exhibit B and Exhibit C hereto and any description thereof is qualified in its entirety by reference thereto. The loans are secured by the Shares and will mature on October 11, 2017. The loans accrue interest at a fixed rate per annum of 3.715%. Interest on the loans is payable annually. If the aggregate amount of cash dividends per Share paid by Activision during the year ending on the interest payment date is less than $0.19 per Share, ASAC will have the option to pay such interest in kind. If the LTV Ratio (as defined in the loan agreements) declines below 50%, ASAC will be required to prepay portions of the loans by selling pledged Shares or post additional collateral to maintain certain ratios of the loan amount to the value of the Shares and, if the closing price of the Shares is below $5.44 on any day, ASAC will be required to prepay the loan in whole.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 695,432,548 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report filed on Form 10-Q on November 6, 2013.

ASAC

The aggregate number of shares of Common Stock that ASAC owns beneficially, pursuant to Rule 13d-3 of the Act, is 171,968,042 shares of Common Stock, which constitutes approximately 24.7% of the outstanding shares of Common Stock.

ASAC GP

Because of its position as the sole general partner of ASAC, ASAC GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 171,968,042 shares of Common Stock, which constitutes approximately 24.7% of the outstanding shares of Common Stock.

RAK

As one of the controlling persons of ASAC GP, trustee of 10122B Trust, the controlling person of 1011 Foundation, Inc. and the custodian of the Eli Sporn UTMA account, RAK may, pursuant to Rule

Page 7 of 12 pages

13d-3 of the Act, be deemed to be the beneficial owner of 178,129,569 shares of Common Stock, which constitutes 25.5% of the outstanding shares of Common Stock, which for purposes of this calculation includes 695,432,548 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report filed on Form 10-Q on November 6, 2013, 3,962,998 shares of Common Stock represented by options held by 10122B Trust and 68,700 shares represented by restricted share units held by 10122B Trust scheduled to vest within the next 60 days. RAK disclaims beneficial ownership of any shares of Common Stock held by 1011 Foundation, Inc. or the Eli Sporn UTMA account.

BGK

Individually, and because of his positions as one of the controlling persons of ASAC GP, trustee of the Kelly Family 2006 Irrevocable Trust (“2006 Kelly Trust”), grantor of the Brian G. Kelly 2012 Annuity Trust (“2012 Kelly Trust”), trustee of the Brian & Joelle Kelly Family Foundation (“Kelly Family Foundation”), trustee of the 45121I Trust, custodian of the Grace Kotick UTMA account and custodian of the Audrey Kotick UTMA account, BGK may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 174,867,573 shares of Common Stock, which constitutes 25.1% of the outstanding shares of Common Stock, which for purposes of this calculation includes 695,432,548 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report filed on Form 10-Q on November 6, 2013, 35,370 shares represented by restricted share units held by 2012 Kelly Trust scheduled to vest within the next 60 days, 14,181 shares of Common Stock represented by options held by 45121I Trust and 262,998 shares of Common Stock represented by options held by BGK. BGK disclaims beneficial ownership of any shares of Common Stock held by 45121I Trust, Kelly Family Foundation, the Grace Kotick UTMA account and the Audrey Kotick UTMA account.

(b) The power to vote or to direct the vote of shares of Common Stock described in this Item 5(b) is subject to the restrictions described in Item 6, which is incorporated by reference herein.

ASAC

Acting through its sole general partner, ASAC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares of Common Stock.

ASAC GP

Acting through its controlling persons and in its capacity as the sole general partner of ASAC, ASAC GP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares of Common Stock.

RAK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, RAK may be deemed to have shared power with BGK to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares held by ASAC. In addition, RAK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,080,129 shares of Common Stock held by 10122B Trust, of which RAK is trustee, 1,076,598 shares of Common Stock held by 1011 Foundation, Inc., of which RAK is the controlling person, and 4,800 shares of Common Stock held by the Eli Sporn UTMA account, of which RAK is the custodian.

Page 8 of 12 pages

BGK

As one of two controlling persons of ASAC GP, which is the sole general partner of ASAC, BGK may be deemed to have shared power with RAK to vote or to direct the vote and to dispose or to direct the disposition of 171,968,042 shares held by ASAC. In addition, BGK has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 472,865 shares of Common Stock held by 2006 Kelly Trust, of which BGK is trustee, 261,958 shares of Common Stock held by 2012 Kelly Trust, of which BGK is grantor, 666,884 shares of Common Stock held by Kelly Family Foundation, of which BGK is trustee, 874,472 shares of Common Stock held by 45121I Trust, of which BGK is trustee, 4,800 shares of Common Stock held by the Grace Kotick UTMA account, of which BGK is custodian, 4,800 shares of Common Stock held by the Audrey Kotick UTMA account, of which BGK is custodian, and 613,752 shares of Common Stock held by BGK directly.

(c) Item 3 is incorporated by reference.

On each of November 1, 2013 and December 1, 2013, 34,350 restricted stock units held by 10122B Trust vested.

On each of November 1, 2013 and December 1, 2013, 17,685 restricted stock units held by 2012 Kelly Trust vested. As allowed under the terms of BGK’s restricted share unit agreement, on each of November 1, 2013 and December 1, 2013, the Issuer withheld 9,872 of the shares of Common Stock otherwise deliverable to 2012 Kelly Trust in order to satisfy the resulting tax withholding obligation.

Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 hereto during the sixty days prior to the date of this Schedule 13D.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original 13D is hereby amended and supplemented by deleting the paragraphs under the heading “Stockholders Agreement” and adding the following paragraphs in their place:

Stockholders Agreement

The Stockholders Agreement, provides for, among other things, certain registration rights for ASAC and also imposes certain restrictions on the transfer of ASAC’s (and its controlled affiliates’) shares of Common Stock and its acquisition of additional shares of Common Stock, subject to the terms and conditions set forth therein.

The Stockholders Agreement provides that, prior to the end of the twelve-month period following the purchase of the Shares (the “Lock-Up Period”), and thereafter during any regularly scheduled black-out period of the Issuer or any other trading black-out declared by the Issuer pursuant to its insider trading policies, ASAC and its controlled affiliates are prohibited from transferring or

Page 9 of 12 pages

announcing any intention to transfer their shares of Common Stock without the prior written consent of the majority of the members of the board of directors of Activision not affiliated with ASAC, subject to certain exceptions set forth in the Stockholders Agreement (including to sell shares to pay off debt or to the extent necessary to ensure ASAC owns at all times less than 25% of the outstanding Common Stock). After the Lock-Up Period, ASAC may not, without the consent of the majority of the members of the board of directors not affiliated with ASAC, transfer any shares of Common Stock to (i) any person or group (within the meaning of Section 13(d)(3) of the Act) where any such person or group would acquire in such transaction or, to the knowledge of ASAC, owns or would own, following such transaction, beneficial ownership of an aggregate number of shares of Common Stock representing 5% or more of the outstanding shares of Common Stock or (ii) any person or group who competes directly or indirectly with Activision, subject to certain exceptions set forth therein (relating to transfers to ASAC’s investors and public offerings).

The Stockholders Agreement also provides for a standstill that will prohibit ASAC and its controlled affiliates from, among other things, (i) acquiring additional shares of Common Stock or other equity interests of Activision; (ii) calling a meeting of the stockholders of Activision; initiating any stockholder proposal for action by stockholders of Activision; (iii) forming, joining or participating in a “group” (within the meaning of Section 13(d)(3) of the Act) with respect to Activision or any of its equity interests (other than to the extent that ASAC and its investors may constitute a “group” as of the date thereof and other than to the extent RAK and BGK, by themselves and/or with ASAC and its general partner, constitute a “group” at any time); (iv) seeking representation on or to control or influence Activision’s management, board of directors or policies or to obtain representation on Activision’s board of directors (other than with respect to the nomination of RAK and BGK to Activision’s board of directors, as determined by Activision’s board of directors in the ordinary course); (v) entering into or agreeing, offering, proposing or seeking (whether publicly or otherwise) to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination or similar transaction relating to all or part of Activision or any of its subsidiaries or any acquisition transaction for all or part of the assets of Activision or any of its subsidiaries or any of their respective businesses or any recapitalization, restructuring, change in control or similar transaction involving Activision or any of its Subsidiaries; or (vi) engaging in the “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of Activision, in each case from the closing of the purchase of the Shares until six months after ASAC no longer beneficially own 5% of the issued and outstanding Common Stock (the “Standstill Period”), subject to certain exceptions set forth in the Stockholders Agreement. In addition, each of RAK and BGK has agreed to remain subject to such restrictions until the date on which the aggregate number of shares of Common Stock beneficially owned by him and his affiliates is less than 5% of the total number of shares of Common Stock issued and outstanding on such date.

ASAC’s investors are subject to the same restrictions under the standstill, subject to the exceptions set forth therein (including an exception for the acquisition of additional shares of Common Stock upon the exercise of certain rights of first offer). The Stockholders Agreement also provides that, during the Standstill Period, no investor in ASAC may acquire from ASAC and/or any other investor any direct or indirect beneficial ownership of Activision’s equity interests, or rights with respect to the Company’s equity interests, if such acquisition would cause such investor and its affiliates to beneficially own, directly or indirectly (including such investor’s pro rata ownership in the Common Stock held by ASAC), more than 9.9% of the outstanding Common Stock.

The Stockholders Agreement also provides that at any time at which the percentage of shares of Common Stock held by ASAC, any member of a group with ASAC and RAK and BGK, divided by the total number of shares of Common Stock issued and outstanding, exceeds 24.7%, RAK and BGK will vote any shares in excess of 24.7% (other than shares of Common Stock held by ASAC) in a manner proportionally consistent with the vote of the share of Common Stock not owned by ASAC, RAK or BGK or in accordance with the recommendation, if any, of a majority of the members of the board of directors of Activision unaffiliated with ASAC, RAK or BGK.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement incorporated as Exhibit D hereto.

Item 6 of the Original 13D is hereby amended and supplemented by adding the following paragraph immediately before the last paragraph in Item 6:

The LPA also provides the limited partners of ASAC with a right of first offer with respect to any Shares ASAC proposes to sell in order to prepay or repay the term loans, subject to the terms and conditions set forth in the LPA.

Page 10 of 12 pages

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Stock Purchase Agreement, incorporated by reference to Exhibit 2.1 to Activision Blizzard Inc.’s Report on Form 8-K dated July 26, 2013 and filed with the Securities and Exchange Commission on July 26, 2013

Exhibit B – Loan Agreement, dated as of October 11, 2013, among ASAC II LP, ASAC II LLC, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., London Branch

Exhibit C – Loan Agreement, dated as of October 11, 2013, among ASAC II LP, ASAC II LLC, the several lenders from time to time party thereto, Merrill Lynch International and Merrill Lynch Professional Clearing Corp.

Exhibit D – Stockholders Agreement, dated as of October 11, 2013, among Activision Blizzard, Inc., ASAC II LP and, for limited purposes set forth therein, Robert A. Kotick and Brian G. Kelly, filed with the Original 13D on October 21, 2013

Exhibit E – Amended and Restated Agreement of Limited Partnership of ASAC II LP, dated October 11, 2013, filed with the Original 13D on October 21, 2013

Exhibit F – Agreement pursuant to Rule 13d–1(k)

Page 11 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 16, 2013	ASAC II LP
By: ASAC II LLC
Its: General Partner

	By:	/s/ Brian G. Kelly
Name: Brian G. Kelly
Title: Manager

ASAC II LLC

	By:	/s/ Brian G. Kelly
Name: Brian G. Kelly
Title: Manager

Robert A. Kotick

/s/ Robert A. Kotick

Brian G. Kelly

/s/ Brian G. Kelly

Page 12 of 12 pages

EXHIBIT INDEX

Exhibit	Document Description

A	Stock Purchase Agreement, incorporated by reference to Exhibit 2.1 to Activision Blizzard Inc.’s Report on Form 8-K dated July 26, 2013 and filed with the Securities and Exchange Commission on July 26, 2013

B	Loan Agreement, dated as of October 11, 2013, among ASAC II LP, ASAC II LLC, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., London Branch

C	Loan Agreement, dated as of October 11, 2013, among ASAC II LP, ASAC II LLC, the several lenders from time to time party thereto, Merrill Lynch International and Merrill Lynch Professional Clearing Corp.

D	Stockholders Agreement, dated as of October 11, 2013, among Activision Blizzard, Inc., ASAC II LP and, for limited purposes set forth therein, Robert A. Kotick and Brian G. Kelly

E	Amended and Restated Agreement of Limited Partnership of ASAC II LP, dated October 11, 2013

F	Agreement Pursuant to Rule 13d-1(k)